OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*
Eyetech Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
302297 10 6
(CUSIP Number)
Margaret M. Foran Vice President - Corporate Government and Secretary Pfizer Inc. 235 East 42nd Street New York, New York 10017 212-733-4802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 4, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No ...302297 10 6.............................

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Pfizer Ireland Pharmaceuticals
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	....................................................................................................................................
	(b)	...................................................................................................................................
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 3,223,443
		8.	Shared Voting Power
		9.	Sole Dispositive Power 3,223,443
		10.	Shared Dispositive Power
		11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
		13.	Percent of Class Represented by Amount in Row (11) 8.1%
		14.	Type of Reporting Person (See Instructions)

............CO...

OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*
Eyetech Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
302297 10 6
(CUSIP Number)
Margaret M. Foran Vice President - Corporate Government and Secretary Pfizer Inc. 235 East 42nd Street New York, New York 10017 212-733-4802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 4, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No ...302297 10 6.............................

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Pfizer Inc.; 13-5315170
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	....................................................................................................................................
	(b)	...................................................................................................................................
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 3,223,443
		8.	Shared Voting Power
		9.	Sole Dispositive Power 3,223,443
		10.	Shared Dispositive Power
		11.	Aggregate Amount Beneficially Owned by Each Reporting Person
		12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
		13.	Percent of Class Represented by Amount in Row (11) 8.1%
		14.	Type of Reporting Person (See Instructions)

............CO...

Item 1. Security and Issuer

Common Stock, par value $0.01 per share. Eyetech Pharmaceuticals, Inc. 500 Seventh Avenue, 18th floor, New York, NY 10018.

Item 2. Identity and Background

(a) Pfizer Ireland Pharmaceuticals

(b) Pottery Road, Dun Laoghaire, Co. Dublin, Ireland

(c) Pharmaceutical manufacturing

(d) No

(e) No

(f) Ireland

Item 3. Source and Amount of Funds or Other Consideration

Working Capital

Item 4. Purpose of Transaction

Investment

(a) Pfizer Ireland Pharmaceuticals is obligated to purchase up to an additional $15 million of issuer's common stock upon FDA approval of a new drug application for issuer's product Macugen

Item 5. Interest in Securities of the Issuer

(a) 3,223,443 shares; 8.1%

(b) Sole power to vote and dispose : 3,223,443 shares

(c) Pfizer Ireland Pharmaceuticals acquired 2,747,253 shares of the Common Stock, $0.01 par value per share, of issuer upon conversion of 2,747,253 shares of the Series D Convertible Preferred stock of issuer. Such conversion occurred upon issuer's completion of a registered public offering of its Common Stock, $0.01 par value per share, on February 4, 2003. Pfizer Ireland Pharmaceuticals acquired another 476,190 shares of the common stock, $0.01 par value per share, on February 4, 2003 pursuant to a contractual obligation entered into in December 2002 with the issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In December 2002, Pfizer entered into a contract with issuer which provided for Pfizer's acquisition for cash of 2,747,253 shares of Series D Convertible Preferred stock of issuer (now converted into 2,747,253 shares of the Common Stock $0.01 par value per share at the issuer). The contract also provided for Pfizer's purchase of an additional $15 million of issuer's Common Stock, $0.01 par value, upon FDA approval of a new drug application for issuer's product, Macugen.

Item 7. Material to Be Filed as Exhibits

None required.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 12, 2004
Date
/s/ Terence M. Lambe
Signature
Terence M. Lambe V.P. Ireland Area
Name/Title